Meridian Fund, Inc.

100 Fillmore Street

Suite 325

Denver, Colorado 80206

March 25, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549-8626

Re:	Meridian Fund, Inc. (the “Registrant”) Post-Effective Amendment Number 48 to Registration Statement on Form N-1A

File Number 002-90949

Ladies and Gentleman:

On behalf of the Registrant, attached hereto is the Registrant’s post-effective amendment to registration statement on Form N-1A (the “Registration Statement”) filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. The Registration Statement pertains to two share classes of the Meridian Equity Income Fund, the Meridian Growth Fund, the Meridian Contrarian Fund, and the Meridian Small Cap Growth Fund; (1) Class A which was previously named the “Advisor Class” and (2) a new Class C.

The SEC Staff is kindly requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq. of Davis Graham & Stubbs LLP, counsel to the Registrant, at 303.892.7381.

Sincerely,

/s/ David Corkins
David Corkins
President

Enclosure

cc:	Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP